Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
[redacted]A

05012223

SUPPL

25 October 2005

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 6/2005 and 7/2005 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 7/2005
Humlebæk, 25 October 2005

Financial calendar for 2005/06

	2005
19 Oct.	Closing period until 16 November
16 Nov.	Financial Statement for the full year 2004/05 and Annual Report 2004/05
14 Dec.	Annual General Meeting
20 Dec.	Payment of dividends for 2004/05
	2006
20 Jan.	Closing period until 10 Februar
10 Feb.	Financial Statement for Q1 2005/06
25 Apr.	Closing period until 16 May
16 May	Interim Financial Statement 2005/06
28 Jul.	Closing period until 18 August
18 Aug.	Financial Statement for Q3 2005/06
18 Oct.	Closing period until 15 November
15 Nov.	Financial Statement for the full year 2005/06 and Annual Report 2005/06
13 Dec.	Annual General Meeting

Sten Scheibye
Executive Director

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Director, Corporate Communications & IR:
Tel. +45 4911 1920